SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

A-MARK PRECIOUS METALS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

00181T 107

(CUSIP Number)

Charles C. Anderson

Joel R. Anderson

202 North Court Street

Florence, Alabama 35630

(256) 766-3824

Copy to:

Bradley Arant Boult Cummings LLP

1819 Fifth Avenue North

Birmingham, AL 35203

(205) 521-8000

Attention: Andrew S. Nix

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00181T 107	13D

1	NAME OF REPORTING PERSONS Charles C. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 306,338
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 306,338
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,338
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00181T 107	13D

1	NAME OF REPORTING PERSONS Joel R. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,553
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 304,553
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00181T 107	13D

1	NAME OF REPORTING PERSONS Harold M. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2014 (the “Schedule 13D”) by the Reporting Persons (as identified in the cover pages to the Schedule 13D and this Amendment, and in Item 2 below) with respect to the common stock, par value $0.01 per share (“Common Stock”), of A-Mark Precious Metals, Inc., a Delaware corporation (the “Issuer”).

The Reporting Persons are filing this Amendment to report both (i) a decrease of slightly more than 1% of Common Stock of the Issuer beneficially owned by the Reporting Persons, collectively, since the filing of the Schedule 13D as a result of sales by both Charles C. Anderson and Harold M. Anderson, and (ii) that the Reporting Persons are no longer to be considered a “group” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act.

Item 2.	Identity and Background.

(a)    Item 2(a) is hereby amended and supplemented as follows:

The Schedule 13D and this Amendment are jointly filed by Charles C. Anderson, Joel R. Anderson and Harold M. Anderson (collectively the “Reporting Persons”). Pursuant to Rule 13d-1(k) of the Act, the Reporting Persons initially made a single, joint filing because they may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act. The Joint Filing Agreement executed by the Reporting Persons is filed as Exhibit 99.1 to the Schedule 13D.

At the time of the filing of the Schedule 13D, the Reporting Persons determined that they may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act. However, in connection with the sales of Common Stock of the Issuer that ultimately triggered the filing of this Amendment, the details of which are set forth in Item 5(c), the Reporting Persons have reconsidered their relationships with each other, as well as their individual activities and intent with respect to the Common Stock of the Issuer beneficially owned by the Reporting Persons, and have determined that a “group” does not exist. There is no contact, arrangement, understanding or relationship with respect to the Common Stock of the Issuer beneficially owned by the Reporting Persons that would result in “group” status. As a result, the Reporting Persons are no longer deemed to beneficially own more than 5% of the outstanding shares of the Issuer’s Common Stock.

Information contained in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of any information provided by any other person.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)    The aggregate beneficial ownership of the Reporting Persons as of the date of this Amendment is 610,891 shares, representing approximately 8.7% of the 7,031,450 outstanding shares of the Issuer’s Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 8, 2017, which represents a decrease of approximately 1.1% since the filing of the Schedule 13D. Charles C. Anderson is the beneficial owner of 306,338 shares of the Issuer’s Common Stock (approximately 4.4% of the outstanding shares of the Issuer’s Common Stock), and Joel R. Anderson is the beneficial owner of 304,553 shares of the Issuer’s Common Stock (approximately 4.3% of the outstanding shares of the Issuer’s Common Stock). Harold M. Anderson no longer owns shares of the Issuer’s Common Stock.

The Reporting Persons do not have the power to vote or dispose of, or to direct the vote or disposition of, the shares of Common Stock of any other Reporting Person.

(c)    During the past 60 days, the Reporting Persons effected the following open market sales of the Issuer’s Common Stock:

REPORTING PERSON	TRADE DATE	NUMBER OF SHARES	PRICE PER SHARE
Charles C. Anderson	2/16/17	2,524 308 295 2,810 1,575 2,500 14,900 100 100	$ $ $ $ $ $ $ $ $	20.95 20.96 20.97 20.98 20.99 20.995 21.00 21.06 21.07
	2/17/17	4,500 388	$ $	20.95 20.96

(d)    Not applicable.

(e)    As of the date of this Amendment, none of the Reporting Persons is individually the beneficial owner of more than 5% of the outstanding shares of the Issuer’s Common Stock. Because the Reporting Persons are no longer to be considered a “group” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act, and the beneficial ownership of the Reporting Persons is no longer to be aggregated, this Amendment will be the final amendment to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (filed with the Schedule 13D on March 26, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017

/s/ Charles C. Anderson
Charles C. Anderson

/s/ Joel R. Anderson
Joel R. Anderson

/s/ Harold M. Anderson
Harold M. Anderson